Mail Stop 3561

December 22, 2009

By U.S. Mail and facsimile to (713) 207-5582

Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

      Re: **CenterPoint Energy, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 25, 2009
             File No. 001-31447

Dear Mr. Fitzgerald:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director

cc: Gerald M. Spedale, Esq.
   Via facsimile to (713) 229-7734